Exhibit (a)(5)(J)



FOR IMMEDIATE RELEASE
JONES APPAREL GROUP, INC.


Contacts:       Wesley R. Card, Chief Operating and Financial Officer
                Anita Britt, Executive Vice President Finance
                (215) 785-4000



                   JONES APPAREL GROUP EXTENDS TENDER OFFER
               FOR MAXWELL SHOE COMPANY INC. UNTIL JUNE 21, 2004

NEW YORK, NEW YORK - May 17, 2004 - Jones Apparel Group, Inc. ("Jones") (NYSE:JNY) today announced that MSC Acquisition Corp., an indirect wholly owned subsidiary of Jones ("MSC"), has extended its $20.00 per share cash tender offer for all of the outstanding shares of Class A Common Stock, together with the associated preferred stock purchase rights, of Maxwell Shoe Company Inc. ("Maxwell") (Nasdaq: MAXS). The offer, which was scheduled to expire at 5:00 p.m. on May 17, 2004, has been extended until 5:00 p.m., New York City time on Monday, June 21, 2004, unless further extended.

As of noon on May 17, 2004, Maxwell stockholders had tendered and not withdrawn 106,231 shares pursuant to MSC's tender offer.

Jones Apparel Group, Inc. (www.jny.com) is a leading designer and marketer of branded apparel, footwear and accessories. Our nationally recognized brands include Jones New York, Evan-Picone, Norton McNaughton, Gloria Vanderbilt, Erika, l.e.i., Energie, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Napier, Judith Jack, Kasper, Anne Klein, Albert Nipon and Le Suit. We also market apparel under the Polo Jeans Company brand licensed from Polo Ralph Lauren Corporation, costume jewelry under the Tommy Hilfiger brand licensed from Tommy Hilfiger Licensing, Inc. and the Givenchy brand licensed from Givenchy Corporation, and footwear and accessories under the ESPRIT brand licensed from Esprit Europe, B.V. Celebrating more than 30 years of service, we have built a reputation for excellence in product quality and value and in operational execution.

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                             IMPORTANT INFORMATION

Investors and security holders are urged to read the disclosure documents filed with the Securities and Exchange Commission (the "SEC") on March 23, 2004 and from time to time, including the tender offer statement, regarding the tender offer by MSC for all the outstanding shares of Class A Common Stock, together with the associated preferred stock purchase rights, of Maxwell. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Jones or MSC with the SEC at the SEC's website at www.sec.gov. In addition, documents filed with the SEC by Jones or MSC may be obtained free of charge from Jones by directing a request to Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007, Attention:
Chief Operating and Financial Officer.

Jones filed a definitive consent solicitation statement on April 21, 2004 with the SEC. Investors and security holders may obtain a free copy of the definitive consent solicitation statement and other documents filed by Jones or MSC with the SEC at the SEC's website at www.sec.gov. In addition, documents filed with the SEC by Jones or MSC may be obtained free of charge from Jones by directing a request to Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007, Attention:
Chief Operating and Financial Officer.

                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

Jones, MSC and, in each case, certain of its officers, directors and nominees for the directorships of Maxwell, among others, may be deemed to be participants in the solicitation of Maxwell's stockholders. The security holders of Maxwell may obtain information regarding the names, affiliations and interests of individuals who may be participants in the solicitation of Maxwell's stockholders in the definitive consent solicitation statement filed by Jones with the SEC on Schedule 14A on April 21, 2004.